UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD. (Registrant)

Date: September 2, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

CK Hutchison and VimpelCom welcome European Commission approval of joint venture in Italy

•	European Commission approves CK Hutchison and VimpelCom joint venture that will own and operate their telecommunications businesses in Italy to create the leading mobile operator

•	Joint venture will unlock €7 billion of investment in Italy’s digital infrastructure, supporting growth and jobs across the country

•	Businesses and consumers will benefit from significantly increased download speeds and 4G/LTE coverage, greater reliability and stronger competition

1 September 2016, Hong Kong and Amsterdam: CK Hutchison Holdings Ltd. (“CK Hutchison”), parent company of 3 Italia S.p.A. (“3 Italia”), and VimpelCom Ltd. (“VimpelCom”), parent company of Wind Telecomunicazioni S.p.A. (“WIND”), today welcomed the European Commission’s decision to approve the 50/50 joint venture that will create the leading mobile operator in Italy.

The combined business of 3 Italia and WIND will have over 31 million mobile customers and 2.8 million fixed line customers (of which 2.5 million are fixed broadband customers). The joint venture will create a stronger new operator in Italy, drive competition and support the rapid changes in the market as demand for data and digital services increases.

The scale and financial strength of the combined business, which will include 21,000 network sites and strong spectrum assets, will enable the company to provide world-class telecoms services to businesses and consumers across Italy. Customers will enjoy significantly improved coverage, accelerated 4G/LTE mobile broadband rollout, greater reliability and enhanced download speeds. The combined business will benefit from scale and synergies which will unlock €7 billion of investment in Italy’s digital infrastructure. Further, its delivery of mobile broadband will play an important part in supporting the Italian government’s goal in its Digital Italy Plan to achieve 85% take-up of 100Mbps broadband coverage by 2020. The investment will also complement the Enel Open Fibre project already supported by WIND.

Commenting on the Commission’s approval, Canning Fok, CK Hutchison Group Co-Managing Director, said: “Today is a good day for businesses and consumers across Italy. This joint venture will unlock major investment in Italy’s digital infrastructure, creating a telecoms company with the scale and strength to offer world-leading telecoms services with greater reliability, coverage and speed. The joint venture will ensure Europe’s fourth largest telecoms market remains a leading player in the global digital economy.”

Jean-Yves Charlier, Chief Executive Officer of VimpelCom, said: “The merger will create a leading and financially solid mobile operator in Italy that will benefit from substantial synergies of combining the #3 and #4 operators in the marketplace. The joint venture will also benefit from a healthier debt profile and will be in a position to deliver solid deleveraging in the medium term. On completion, the combined business will not only be good for consumers, businesses and the economy in Italy but will also deliver long-term value to its shareholders.”

The combined business is expected to generate significant capex and opex benefits with a net present value, less integration costs, in excess of €5 billion. The joint revenue of both companies in FY15 was €6.25 billion and the transaction is one of the largest M&A transactions to be done in Italy since 2007. Completion is subject to obtaining national regulatory approvals. It is expected that the transaction will complete in Q4 2016.

About CK Hutchison

CK Hutchison is a multi-national conglomerate headquartered in Hong Kong and listed on the Hong Kong Stock Exchange Limited with 270,000 employees in over 50 countries. CK Hutchison has five core businesses: ports and related services, retail, infrastructure, energy and telecommunications. The telecommunications division includes mobile and fixed line operations in Hong Kong and Macau, mobile operations in Indonesia, Vietnam and Sri Lanka, and in Europe, mobile operations in Austria, Denmark, Ireland, Italy, Sweden and the United Kingdom.

For more information visit: www.ckh.com.hk

About VimpelCom Ltd.

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter @VimpelCom, visit blog.vimpelcom.com or visit our website www.vimpelcom.com.

Media Contacts:

VimpelCom Media and Public Relations Neil Moorhouse Tel: +31 20 79 77 200 pr@vimpelcom.com	Investor Relations Massimiliano Cominelli Tel: +31 2079 77200 ir@vimpelcom.com

CK Hutchison Holdings Limited Hans Leung Tel: +852 2128 1370 hansl@ckh.com.hk Finsbury Rollo Head, Guy Lamming Tel: +44 20 7251 3801 Rollo.Head@Finsbury.com Guy.Lamming@Finsbury.com	FTI Brussels Marcus Pepperell Tel: +32 2 289 0930 Marcus.Pepperell@FTIConsulting.com

Cautionary statement regarding forward-looking statements

This release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the transaction described above and the expected timing, benefits and completion of such transaction. Any statement in this announcement that expresses or implies VimpelCom’s or CK Hutchison’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the requisite regulatory approvals will not be obtained or will be obtained on terms not acceptable to the parties and the transaction, and its expected benefits, may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2015, and other public filings made by VimpelCom with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom and CK Hutchison each expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this release.

WIND and 3 Italia merger: transformative transaction approved by EC Amsterdam – 2 September 2016 Jean-Yves Charlier – Chief Executive Officer Kjell Morten Johnsen – Head of Major Markets Andrew Davies – Chief Financial Officer

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the transaction described herein, the expected timing, benefits and completion of such transaction and the board’s consideration of a meaningful dividend policy. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations or other regulatory actions and/or litigation with third parties; failure to meet all relevant conditions in order for the board to consider adopting a meaningful dividend policy; failure to satisfy or waive the conditions to completion of the Italy joint venture; failure to obtain the requisite regulatory approvals or receipt of approvals on terms not acceptable to the parties to the Italy joint venture; and failure of the expected benefits of the Italy joint venture to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this presentation, or to make corrections to reflect future events or developments.

Wind and 3 Italia merger – agenda Jean-Yves Charlier – Chief Executive Officer A transformative transaction Beneficial transaction for all stakeholders Strategic fit and benefits for VimpelCom shareholders Joint venture corporate governance Kjell Morten Johnsen – Head of Major Markets Andrew Davies – Chief Financial Officer JV improves VimpelCom’s financial profile significantly A financially stronger asset Value accretion, profitability and cash flow Accounting treatment and JV debt profile Q&A session Building a new leading operator in Italian telecoms

Wind and 3 Italia merger – agenda Jean-Yves Charlier – Chief Executive Officer A transformative transaction Beneficial transaction for all stakeholders Strategic fit and benefits for VimpelCom shareholders Joint venture corporate governance Kjell Morten Johnsen – Head of Major Markets Andrew Davies – Chief Financial Officer JV improves VimpelCom’s financial profile significantly A financially stronger asset Value accretion, profitability and cash flow Accounting treatment and JV debt profile Building a new leading operator in Italian telecoms Q&A session

Transformative transaction for VimpelCom and the Italian market Completion expected in Q4 2016 European Commission clearance obtained on 1 September 2016 Creates a leading convergent operator in Europe’s fourth largest telecom market, serving more than 31 million mobile customers and more than 2.8 million fixed line customers Material proceeds and cost savings from long-term agreement with Iliad covering spectrum transfer, site disposal, wholesale roaming and potential for network sharing Substantial value accretion for shareholders from opex & capex synergies Significantly stronger balance sheet for VimpelCom, reducing net debt by EUR 9.8 billion

Beneficial transaction for all stakeholders… Provides a compelling alternative vis-à-vis other operators Accelerated 4G/LTE mobile broadband roll-out Unlocking value through the combination of #3 (WIND) and #4 (3 Italia) in the market EUR 5 billion NPV in synergies Supporting Digital Italy Plan EUR 7 billion investment in Italy’s digital infrastructure Consumers and businesses Italian economy and government goals Shareholders and debt-holders …creating the leading mobile operator in Europe’s 4th largest economy

Strategic fit and benefits for VimpelCom shareholders A leading world-class player able to compete in the same league with other operators Major portfolio and in-market consolidation milestone for VimpelCom, following the July 2016 closing of the Warid transaction in Pakistan Future cash flow growth through significant synergies expected to lead to distributions to parent shareholders Structural improvements, through a substantial deleveraging of VimpelCom’s balance sheet Structural Improvements Performance Transformation Portfolio and Asset Optimization Digital Leadership New Revenu Streams World Class Operations $ $ $ $ The completion of the transaction will represent a strategic milestone, allowing the VimpelCom Board to consider adoption of a meaningful dividend policy for its shareholders no later than early 2017

Solid joint venture corporate governance Detailed shareholder agreement to ensure successful JV governance Strong empowered and independent management team led by Maximo Ibarra (CEO of WIND) Board consisting of 6 directors (3 by VIP, 3 by CKHH) Chairman rotating every 18 months, with casting vote to ensure no “gridlock” “One company” approach with clear decision-making matrix After three years post-completion, each shareholder can invoke a buy-sell mechanism

Wind and 3 Italia merger – agenda Jean-Yves Charlier – Chief Executive Officer A transformative transaction Beneficial transaction for all stakeholders Strategic fit and benefits for VimpelCom shareholders Joint venture corporate governance Kjell Morten Johnsen – Head of Major Markets Andrew Davies – Chief Financial Officer JV improves VimpelCom’s financial profile significantly A financially stronger asset Value accretion, profitability and cash flow Accounting treatment and JV debt profile Building a new leading operator in Italian telecoms Q&A session

A converged player serving both consumer and business segments High network density: enlarged and improved quality network with over 21,000 sites Superior coverage: accelerated roll-out of 4G/LTE services with 99% population outdoor coverage2 expected by 2019 Expansion of fibre offerings and infrastructure for full broadband household convergence Enel Open Fiber strategic and commercial agreement signed in April 2016 with first customers already connected in Perugia in May and 4 new cities to be covered by Q3 2016 (ultimate target: 224 cities) New leading operator in Europe’s fourth largest telecom market Customer Mobile market share1 1 Pro-forma as of 30 June 2016, prior to the entry of the new MNO 2 90% indoor coverage Investment and innovation After merger Historical evolution

JV will serve more than 31 million mobile and more than 2.8 fixed-line customers Enhanced household-centric value proposition addressing demand for fixed-mobile convergence Cross-selling and bundling opportunities for the combined mobile B2C and B2B customer base Enhanced customer experience 1 90% indoor coverage Fully convergent operator Increased efficiency in convergent sales Over 1,000 mono-brand points of sales, comparable to main competitors Better quality in mono-brand stores for higher value acquisitions Improved market position and product offering, coupled with best-in-class quality, to increase presence in SME-SOHO and large corporate segment B2B clients will have an alternative choice as never before, provided by a new credible player Improved and enlarged network for best in class quality, also eliminating roaming agreements with third parties Superior network coverage and high density for top quality mobile broadband performance A leading alternative fixed-line broadband operator leveraging its own and partner fibre infrastructures 4G/LTE deployment acceleration expected to reach 99% population outdoor coverage1 by 2019 Best quality network Distribution Upscaling business segment

Merger integration plan ready to start immediately after completion Completion expected by Q4 2016, with integration to start immediately thereafter Network integration expected to start beginning of 2017 and expected to be completed before the end of 2019 Roaming available to 3 Italia customers on WIND network during 2017 JV to be led by Maximo Ibarra (current CEO of WIND) Management team to be communicated upon completion Merger integration plan update

Material proceeds and cost savings from agreement with Iliad

© VimpelCom Ltd 2016



- Hutchison and VimpelCom entered into binding agreement with Iliad as a remedy taker
- The European Commission approved Iliad as a suitable remedy taker



- The package includes:
  - Transfer of 2x35MHz 3G & 4G/LTE frequencies[1] for EUR 450 million, with payment phased between 2017 and 2019
  - Sale or co-location of over 8,000 tower sites
  - 2G-3G-4G/LTE national roaming agreement for 5 years (renewable)
  - An optional network sharing agreement



- JV to maintain its strong strategic position to offer best quality network:
  - Optimal spectrum portfolio of 2x80MHz 2G, 3G & 4G/LTE frequencies[2], even after the transfer to Iliad, comparable to TI and VOD
  - Highest network density with over 21,000 sites
  - Network sharing opportunity with future cost savings

Substantial proceeds and cost savings[3] going forward, mitigating the impact from the new market player

[1] 2x5MHz at 900MHz, 2x10MHz at 1800MHz, 2x10MHz at 2100MHz and 2x10MHz at 2600MHz
[2] 2x10MHz at 800MHz, 2x10MHz at 900MHz, 2x20MHz at 1800MHz, 2x20MHz at 2100MHz and 2x20MHz at 2600MHz
[3] Proceeds from Iliad to the JV will consist of EUR 450 million for transfer of spectrum; other proceeds from acquisition of sites and roaming agreement, as well as cost savings related to network sharing, will depend on market and new entrant future developments

13

VimpelCom

Wind and 3 Italia merger – agenda Jean-Yves Charlier – Chief Executive Officer A transformative transaction Beneficial transaction for all stakeholders Strategic fit and benefits for VimpelCom shareholders Joint venture corporate governance Kjell Morten Johnsen – Head of Major Markets Andrew Davies – Chief Financial Officer JV improves VimpelCom’s financial profile significantly A financially stronger asset Value accretion, profitability and cash flow Accounting treatment and JV debt profile Building a new leading operator in Italian telecoms Q&A session

The JV improves VimpelCom’s financial profile significantly Significantly reducing net debt by EUR 9.8 billion (USD 11.9 billion): As at 30 June 2016, USD billion 1 Net debt/EBITDA underlying Substantially improving leverage (Net debt/EBITDA1):

The JV is a financially stronger asset Cash flow improvements through synergies Potential to rationalize non-core assets and achieve substantial proceeds, leveraging on agreement with Iliad The joint venture is expected to distribute to parents: 40% of its consolidated FCF1, when leverage is below 4x EBITDA 60% of its consolidated FCF, when leverage is below 3.5x EBITDA 80% of its consolidated FCF, when leverage is below 3x EBITDA No significant debt maturities until 2020 Solid deleveraging profile for the JV 1 Free cash flow: net cash from operating activities – net cash used in investing activities Prospective dividend payer Financially solid player in the Italian market Healthier debt profile & deleverage

Transaction structure

Key terms and structure

- 50/50 JV of VimpelCom and CK Hutchison Holdings
- VimpelCom to contribute WIND with existing net debt (EUR 9.8 billion as of June 2016)
- CK Hutchinson Holdings to contribute 3 Italia virtually debt free plus EUR 200 million cash
- No cash contributions or closing adjustments for VimpelCom
- Neither party may reduce its aggregate indirect shareholding in the JV below 50% for one year post-completion
- After three years post-completion, each shareholder can invoke a buy-sell mechanism at any time

Target leverage

- Pro forma Net debt/EBITDA at signing 5x
- Long-term net leverage target below 3x EBITDA

Key dates

- European Commission approval: 1 September 2016
- Completion: expected by Q4 2016



VimpelCom
CK Hutchison Holdings
50%
50%
HoldCo
WIND
3 Italia

© VimpelCom Ltd 2016

17

VimpelCom

A value accretive transaction…

Originally anticipated cost & capex synergies confirmed[1]

EUR 700 million annual run-rate cash synergies[2]

Main areas for synergies	NPV[3] (EUR billion)
Network & IT	~3.1
Customer operations	~1.3
SG&A	~0.6
Total	**~5.0**

New proceeds and impact from remedy package

- Future proceeds and cost savings from Iliad agreement (net effect will depend on how the market and new entrant will develop):
  - Spectrum sale for EUR 450 million
  - Roaming wholesale and sale of sites
  - Co-location of sites and network sharing
- Market share impact from entrance of 4th player
  - The new entrant will build over time its market position
  - Impact will depend on market share and ARPU evolution
  - Too early to value the impact

…with opex & capex synergies fully confirmed, while new entrant impact will depend on market development

© VimpelCom Ltd 2016

[1] As per initial announcement in August 2015
[2] Pre tax; ~30% capex, ~70% opex; 90% expected to be delivered by year three
[3] Post taxes, net of integration costs

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VimpelCom

Enhanced profitability and cash flow generation Revenue and EBITDA An operator with EUR 6.3 billion revenues and… (EUR billion, FY 2015) …EBITDA margin of 39%… (EUR billion, FY 2015 and % margin) OpFCF2 and leverage …and significant deleveraging profile …cash conversion of approximately 60%… (% cash conversion3) 31% 39% 8pp 1 WIND 3 Italia Run-rate synergies 38% 59% 21pp - 2.9x 4 1 Including run-rate opex synergies only 2 Defined as EBITDA – capex (excl. licenses) 3 Defined as OpFCF/EBITDA 4 Including run-rate opex and capex synergies

P&L accounting treatment for VimpelCom Current accounting of Italy FY2015 Intermediate accounting FY2016E1 Long term accounting FY 2017E - onward 50% of net result of Italy JV (from closing to 31 December 2016) USD million FY15 Revenue 9,625 Service Revenue 9,332 EBITDA underlying 3,908 EBITDA reported 2,857 D&A, impairments and other (2,350) - o/w impairments (245) EBIT 506 Net financial expenses (777) FOREX and Other (343) Profit/(loss) before tax (613) Tax (238) Loss for the period (851) Profit / (loss) from discontinued operations 263 Non-controlling interest (103) Net result (691) USD million Revenue Service Revenue EBITDA underlying EBITDA reported D&A, impairments and other - o/w impairments EBIT Net financial expenses FOREX and Other Share of net income of associates Profit/(loss) before tax Tax Loss for the period Profit / (loss) from discontinued operations Non-controlling interest Net result 1 Assuming the closing of transaction by 31 December 2016 WIND Group net result (from 1 January 2016 to closing date) + net capital gain on disposal of WIND Group (expected to be in excess of USD 1.5 billion) USD million Revenue Service Revenue EBITDA underlying EBITDA reported D&A, impairments and other - o/w impairments EBIT Net financial expenses FOREX and Other Share of net income of associates Profit/(loss) before tax Tax Loss for the period Non-controlling interest Net result

JV debt maturity profile from H2 2016 onwards Note: Excluding shareholder loans, factoring. Notional amounts. $ tranche has been converted at CCS €/$ Exchange Rate EUR million

Final remarks A transformative transaction Building a new leading operator in Italy with significant synergies Strengthening the financial profile and portfolio of VimpelCom Beneficial to all stakeholders

Wind and 3 Italia merger – agenda Jean-Yves Charlier – Chief Executive Officer A transformative transaction Beneficial transaction for all stakeholders Strategic fit and benefits for VimpelCom shareholders Joint venture corporate governance Kjell Morten Johnsen – Head of Major Markets Andrew Davies – Chief Financial Officer JV improves VimpelCom’s financial profile significantly A financially stronger asset Value accretion, profitability and cash flow Accounting treatment and JV debt profile Building a new leading operator in Italian telecoms Q&A session